

Mailstop 3233

May 12, 2017

<u>Via E-mail</u>
Mr. Scott A. Estes
Chief Financial Officer
Welltower Inc.
4500 Dorr Street
Toledo, Ohio 43615

> **Re: Welltower Inc.
> Form 10-K for the fiscal year ended December 31, 2016
> Filed February 22, 2017
> File No. 001-08923**
>
> **Form 8-K
> Filed February 22, 2017
> File No. 001-08923**

Dear Mr. Estes:

We have reviewed your April 28, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 3, 2017 letter.

Form 10-K for the fiscal year ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

NOI Reconciliation, page 59

1.   We note your response to our prior comment 3. Please note the presentation of the total segment profit or loss measure in any context other than the ASC 280 required reconciliation in the footnote is considered a presentation of a non-GAAP financial measure. In future filings, please revise your NOI reconciliation to comply with the requirements of Item 10(e)(1)(i)(B) of Regulation S-K. Please refer to Question 104.04 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Notes to Consolidated Financial Statements

General

2.   We note your response to our prior comment 4 and your conclusion that Sunrise Senior Living is a related party due to your minority share equity ownership in Sunrise Senior Living. Please explain to us in greater detail how you determined that you do not have any material related party transactions with respect to your relationship with Sunrise Senior Living that would trigger disclosure requirements under Item 4-08(k) of Regulation S-X or ASC 850-10-50. Your response should address, but not necessarily be limited to, how you determined it was unnecessary to disclose (1) the transaction in which you acquired an equity interest in Sunrise Senior Living, (2) your percentage ownership interest in Sunrise Senior Living, and (3) the terms of the management agreement with Sunrise Senior Living. Also, your response should address how you determined it was unnecessary to disclose transactions with Sunrise Senior Living on the face of your financial statements, including, but not limited to, management fee consideration.

Form 8-K filed February 22, 2017

Exhibit 99.1

FFO Reconciliation, page 10

SSNOI and REVPOR Reconciliations, page 11

3.   We note your response to our prior comment 7 and that your response and revisions only address a portion of our comment; as such, we partially reissue our comment. We note the adjustments line item to arrive at SHO same store revenues. Please revise your disclosure in future filings to provide disaggregated information for these adjustments. This comment also applies to the presentation on page 27 of exhibit 99.2.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or Coy Garrison, Special Counsel, at (202) 551-3466 with any other questions.

                                        Sincerely,

                                        /s/ Jennifer Monick

                                        Jennifer Monick
                                        Assistant Chief Accountant
                                        Office of Real Estate and
                                        Commodities